Filed by Cotelligent, Inc. pursuant to Rule

425 under the Securities Act of 1933.

Subject company: On-Site Media, Inc.

Commission File No: 000-27412

On November 25, 2003, Cotelligent, Inc. issued a press release. The text of the press release follows:

COTELLIGENT ANNOUNCES ACQUISITION AND

FORMATION OF RECENCY MEDIA, INC.

Company Launches Recency Media, Inc. to Capitalize on Rapidly Growing Narrowcasting Market

Irvine, California November 25, 2003. Cotelligent, Inc. (OTCBB: CGZT) announced today that it has signed a definitive agreement under which Cotelligent will acquire Las Vegas based OnSite Media, Inc., one of the top providers of narrowcasting services and products to the hotel / casino market. The OnSite acquisition is subject to approval of OnSite’s stockholders and is expected to close within the next 120 days. The Company announced that it will use both cash and stock to acquire OnSite Media.

In forming Recency Media, Inc. as a wholly owned subsidiary, Cotelligent brings its strength in systems development, networks, integration, and media creation to OnSite’s extensive narrowcasting technology, expertise and customer base. This immediately establishes Recency Media, Inc. as a new, powerful business model within the dynamic and growing narrowcasting industry.

Narrowcasting Industry

Narrowcasting is defined as the digital delivery of visual content to a variety of audiences in commercial and government sectors for the purpose of influencing, educating and/or promoting images and messages. According to CAP Ventures, a market research firm, the narrowcasting market is poised for solid growth through 2006 and beyond. Spending on narrowcasting in 2002 was approximately $390 million and is expected to grow to over $2 billion by 2006. Also referred to as “Business Television” and “dynamic digital messaging”, narrowcasting employs conventional closed circuit, MPEG video, Internet connectivity and digital video technologies to deliver content.

Narrowcast content is presented to its audiences on standard television, plasma, LCD and LED technology. As video hardware technology has improved over the years and prices have decreased, narrowcasting has become an increasingly desirable, lower cost way to impact, influence and inform. Markets demonstrating the highest demand for narrowcasting are hospitality, gaming and recreation, automotive, retail, healthcare, finance and insurance, real estate, manufacturing and government.

OnSite Media, Inc.

OnSite Media has developed enabling digital technologies and production services aimed at providing complete solutions for video content creation, distribution, scripting and playback for companies with digital display channels and networks, which have a broad range of applications. For example, OnSite’s in-room television channels are used to provide general guest information, hotel / resort marketing information, employee training and third party advertising channels. OnSite currently delivers its video content to over 50,000 hotel rooms and casinos. Their customers include Coast Properties, Park Place Entertainment, Harrah’s Hotels, Boyd Hotels and Casinos, Hilton Hotels and a variety of Native American hotels and casinos.

The ease and efficiency of OnSite’s narrowcast solution is due to its unique scripting software, reliable hardware and Web-enabled content creation / control / distribution systems. OnSite’s customers include many of the top casino and hotel operators in Las Vegas, Atlantic City, Mississippi, Indiana and California. Through the use of its existing proprietary technology, OnSite has the ability to create, deliver and manage video content anywhere in the world.

“We have seen continuing demand for our services and products from casinos and hotels, but we have barely scratched the surface of the potential in this and other growing markets. With the new capabilities of Recency Media, especially its experienced sales and marketing approach, we will be able to both expand our offerings and improve our opportunity for winning more substantial business in the future” said Loren Willman, OnSite’s CEO. Willman added “Everyone at OnSite is looking forward to joining forces with Cotelligent to make Recency Media a success.”

“In April, Cotelligent announced its intention to seek acquisitions that would complement its capabilities, help to build critical mass and drive revenue and profit growth” stated James Lavelle, Cotelligent’s Chairman and CEO. “I am thrilled with the announcement of the creation of Recency Media, Inc. and our transaction with OnSite Media, Inc. Recency Media’s initial strategy will be to target the hotel / casino market promoting our expanded capabilities and new business model to better serve existing customers and to attract new customers. This is a very large market with significant demand” Mr. Lavelle continued. “In addition, we believe OnSite’s video software technology is highly scalable both in existing markets and as a licensed product to other computer hardware and software companies. With the convergence of Internet, mobile and video technologies on the horizon, our expertise in each of these areas positions us for growth.”

Mr. Lavelle concluded by stating “While we have high expectations for Recency Media, Cotelligent will continue to meet the needs of its current clients to the same high level of service and performance as always.”

Cotelligent also announced that the letter of intent it signed in June 2003 with a Field Force Automation company has not, and will not, result in any definitive agreement.

Separately, Cotelligent announced that it is in the process of amending the Annual Report on form 10K for the fiscal year ended December 31, 2002 in order to restate the presentation of earnings per share by removing from the weighted shares outstanding calculation, shares outstanding under the Company’s Leveraged Stock Purchase Program. The Company expects to file the amended report with the Securities and Exchange Commission within the coming days.

About Cotelligent, Inc.

Cotelligent, Inc. (www.cotelligent.com) creates customized business solutions that enhance existing applications, integrate disparate systems and extend our clients’ current environment with mobile and Web technologies. Cotelligent develops solutions on a proven foundation of reusable design components and patterns that give clients greater flexibility and agility for future requirements. We create solutions that precisely fit each of our client’s needs and improve productivity with the shortest possible implementation time. Our exclusive architecture, consultative and collaborative approach has helped our clients reduce costs and implementation time by as much as 50%. Cotelligent’s clients include automotive, distribution and consumer package goods industry leaders.

About OnSite Media, Inc.

OnSite Media, Inc. (www.onsitemediainc.com) has developed enabling digital technologies and production services aimed at providing complete solutions for video content creation, distribution, scripting and playback for companies with digital display channels and networks. These networks have a broad range of applications: used by hospitality customers to provide general guest information, hotel/resort marketing information, employee training and even third-party advertising channels. The digital displays used on the network can include some combination of indoor video displays (TV’s, plasmas, and video-wall displays) and/or outdoor LED display billboards. The ease and efficiency at which OnSite Media operates is due to its unique scripting software, extremely reliable hardware and Web-enabled content creation/controlling/distribution systems. OnSite’s customers include some of the largest hotel and gaming companies in the world.

Additional Information About the OnSite Acquisition and Where to Find It

Cotelligent intends to file with the SEC a prospectus / proxy statement and other relevant materials in connection with the proposed acquisition (the “Merger”) of OnSite by Cotelligent pursuant to the terms of an Agreement and Plan of Merger by and among Recency Media USA, Inc., a wholly owned subsidiary of Cotelligent, and OnSite. The prospectus / proxy statement will be mailed to the stockholders of OnSite. Investors and security holders of OnSite are urged to read the prospectus / proxy statement and other relevant materials when they become available because they will contain important information about Cotelligent, OnSite and the proposed Merger. The prospectus / proxy statement and other relevant materials and documents filed by Cotelligent with the SEC may be obtained free of charge at the SEC’s website www.sec.gov. In addition, investors and security holders may obtain free copies of documents filed with the SEC by Cotelligent by contacting Cotelligent Investor Relations, 100 Theory, Suite 200, Irvine, California 92612, 949.823.1600. Investors and security holders of OnSite are urged to read the prospectus / proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Safe Harbor Statement

Except for historical information contained herein, the information contained in this news release includes forward-looking statements that involve certain risks and uncertainties concerning Cotelligent’s proposed acquisition of OnSite, Cotelligent’s expected financial performance, as well as Cotelligent’s strategic and operational plans that could cause actual results to differ materially from such statements. All forward-looking statements included in this release are based upon information available to Cotelligent as of the date hereof, and Cotelligent assumes no obligation to update any such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the possibility that the OnSite transaction may not close or that the closing may be delayed, the reaction of customers of OnSite and Cotelligent to the transaction; Cotelligent’s ability to successfully integrate OnSite’s operations and employees; the market price for Cotelligent common stock and general economic conditions. Please refer to the discussion of risk factors and other factors included in Cotelligent’s most recent Report on Form 10-Q, Report on Form 10-K for the year ended December 31, 2002, and other filings made with the Securities and Exchange Commission for more information on the potential factors that could affect Cotelligent’s business and financial results.